Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

August 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Elisabeth Bentzinger
Senior Counsel

Nuveen High Income November 2021 Target Term Fund

Registration Statement on Form N-2

File Nos. 333-205696; 811-23075

Dear Ms. Bentzinger,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Nuveen High Income November 2021 Target Term Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on August 23, 2016, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

As Representative of the several Underwriters

By:	/s/ Celestina Milner

Name: Celestina Milner
Title: Executive Director